Filed by Motive Capital Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Motive Capital Corp

Commission File No. 001-39794

The following blog post was uploaded to the Forge CEO’s personal blog.

SEPTEMBER 13, 2021

Forge has entered into an agreement with Motive Capital Corp to become a publicly traded company via SPAC

Kelly Rodriques, CEO, Forge

At Forge, our aim is to create an accessible, liquid, and transparent private market. And we believe that by building the technology and solutions that give our users the ability to buy and sell private shares in some of the world’s most innovative companies, we help all who participate in the private market economy accelerate their destiny.

I’m excited to share that today we announced that Forge has entered into an agreement with Motive Capital Corp to become a publicly traded company via SPAC. And it’s a move that we believe will help us accelerate our own destiny.

We know that most people think of us as a marketplace for trading private company shares. But we're much more than that.

•	With Forge Markets: We connect accredited investors and private company shareholders to efficiently facilitate private share transactions
•	With Forge Company Solutions: We help private companies run primary and secondary financing events
•	With Forge Data: We will provide market participants the information and insight to navigate, analyze and make investment decisions in the private market
•	With Forge Trust: We help clients securely custody and manage non-liquid assets through a user-friendly online portal

As a leading provider of mission-critical technology, data, and services for the private market, we believe that our partnership with Motive and public debut will accelerate our ability to scale our technology and services and expand our footprint so that we can deliver more ways for more people to access and participate in private market growth.

Forge is currently at an inflection point. Going public via a SPAC gives us certainty of financing, cements our leadership position in private market services, and provides what we believe to be an incredible platform for future growth.

Going public also gives public investors an opportunity to invest in Forge as a proxy for investing in the private markets. This is an exciting time for Forge as the private market landscape continues to accelerate, and we want public market investors to go along for the ride.

Why Motive?

Forge had the good fortune to consider a number of alternatives as we evaluated our path to becoming a public company. Through that process, we got to know Motive, a FinTech-specialized private equity firm, and their incredible team, who deeply understood the opportunity in the private markets that we believe is ours to seize.

Reasons we’re partnering with Motive:

1.	Industry expertise: Motive’s industry partners possess incredibly deep industry expertise operating, investing and innovating experience in financial services and fintechs, ranging from startups to global businesses. And the Motive Capital team is comprised of investors with highly specialized sector expertise and differentiated diligence and underwriting experience.

2.	Partnerships: Motive is backed by a strong strategic partnership with Apollo, which is at the forefront of the technology-driven transformation underway in financial services.

3.	Technology and Innovation: Motive’s in-house technology and innovation team can support Forge’s innovation roadmap, from diligence to driving value creation plans.

Alongside its industry partners is the Motive Capital Team, comprised of investors that bring highly specialized sector expertise, differentiated diligence and underwriting experience. And then there’s Motive Create, the firm’s in-house technology and innovation team that permeates everything they do – from diligence to driving value creation plans with portfolio companies, which will be a feature of its partnership with Forge going forward.

In working with Motive, Forge is gaining a long-term partner with investment conviction, a track record of success and strong alignment with investors. And with Forge, Motive found a company that has a significant first mover advantage in a vast and rapidly growing private market sector, a strong team, and the opportunity to be the dominant player in private markets services, transactions and data.

The Future Starts Now

Forge is powering a liquid, accessible and transparent market, and we believe this next chapter will only expedite our mission.

Backed by Motive’s expertise, Forge’s 18 years of combined operational expertise and proprietary trading data in the private markets, and our coalition of global players, partners, and investors committed to making the private markets easier to navigate, we’re building the technology infrastructure to provide the transparency, data and access that private market participants need and want. We're excited about this next chapter, our future and about what Forge and Motive can accomplish together.

We believe the private market future starts now.

PLEASE READ THESE IMPORTANT LEGAL NOTICES & DISCLOSURES

The information and material presented in this article is provided for your informational purposes only and does not constitute an offer by Forge Global, Inc. Forge Securities LLC or any of its affiliates (collectively, "Forge") to sell, or a solicitation of an offer to buy any securities and may not be used or relied upon in connection with any offer or sale of securities. An offer or solicitation can be made only through the delivery of final offering document(s) and purchase agreement and will be subject to the terms and conditions and risks delivered in such documents.

This article does not constitute an offer to provide investment advice or service. Registered representatives of Forge Securities LLC do not (1) advise any member on the merits or prudence of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services. Securities referenced in this article may be offered by Forge Securities LLC, member FINRA/SIPC.

Forge Securities LLC is a wholly owned subsidiary of Forge Global, Inc. Certain affiliates may act as principals in such transactions. Investing in private company securities is not suitable for all investors.

An investment in private company securities is highly speculative, involving a high degree of risk, and investors should be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks and investors should conduct their own, independent due diligence regarding the investment, including obtaining additional information about the company, opinions, financial projections and legal or investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Motive Capital and Forge (the “Merger”). This communication may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to Motive Capital’s stockholders for their consideration. In connection with the proposed Merger, Motive Capital intends to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus to be distributed to Motive Capital’s stockholders in connection with Motive Capital’s solicitation of proxies for the vote of its stockholders in connection with the proposed Merger and other matters as described in such proxy statement/prospectus. The proxy statement/prospectus will also serve as the prospectus relating to the offer of the securities to be issued to Forge’s stockholders in connection with the completion of the proposed Merger. Motive Capital also intends to file other relevant documents with the SEC regarding the proposed Merger. Before making any voting or investment decision with respect to the proposed Merger, investors, stockholders and other interested persons are urged to read carefully and in their entirety, when available, the definitive proxy statement/prospectus (including any amendments or supplements thereto) as well as other documents filed with the SEC because these documents will contain important information about Motive Capital, Forge and the proposed Merger. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Motive Capital as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Motive Capital Corp., 7 World Trade Center, 250 Greenwich Street, Floor 47, New York, NY 10007. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov) or by directing a request to info@motivecapitalcorp.com. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Motive Capital and Forge, and certain of their respective directors and executive officers and other members of management and employees, may be deemed to be “participants” in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Motive Capital is set forth in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on June 2, 2021. To the extent that holdings Motive Capital’s securities have changed from the amounts reported in such Form 10-K/A, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the Form S-4, the proxy statement/ prospectus and other relevant materials relating to the proposed merger to be filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Stockholders and other investors should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of any vote or approval, or of an offer to buy the securities of Motive Capital or Forge, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes, and oral statement made from time to time by representatives of Motive Capital and Forge may contain, statements that are not historical facts but are forward looking statements within the meaning of the “safe harbor “provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict, indicate or relate to future events or trends or Motive Capital’s or Forge’s future financial or operating performance, or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, the ability to complete the business combination due to the failure to obtain approval from Motive’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Motive’s public shareholders, the estimated implied enterprise value of the Company, Forge’s ability to effectively compete in its industry, Forge’s ability to scale and grow its business, the cash position of the Company following closing, the timing of the closing of the business combination, the outcome of any legal proceedings that may be instituted against Motive Capital, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto, the ability to meet the NYSE’s listing standards following the consummation of the business combination, the risk that the business combination disrupts current plans and operations of Forge as a result of the announcement and consummation of the business combination, costs related to the business combination, changes in applicable laws or regulations, the possibility that Forge or the combined company may be adversely affected by other economic, business and/or competitive factors, and the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, while considered reasonable by Motive Capital, Forge and their respective management, as the case may be, are subject to risks and uncertainties that may cause actual results to differ materially from current expectations. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Motive Capital’s final prospectus filed on December 14, 2020, Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (as subsequently amended), in each case, under the heading “Risk Factors,” and other documents of Motive Capital filed, or to be filed, including the proxy statement/prospectus, with the SEC. There may be additional risks that Motive Capital and Forge presently do not know or that they currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Motive Capital’s and Forge’s expectations, plans or forecasts of future events and views as of the date of this communication. Motive and Forge anticipate that subsequent events and developments will cause their assessments to change. However, while Motive Capital and Forge may elect to update these forward-looking statements at some point in the future, Motive Capital and Forge specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Motive Capital’s and Forge’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.